
December 7, 2020

Michael F. Sullivan
Chief Executive Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, Nevada 89005

      Re: Amerityre Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2020
           Filed September 11, 2020
           File No. 000-50053

Dear Mr. Sullivan:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2020

Item 9A Controls and Procedures
Disclosure Controls and Procedures, page 26

1.   Please file an amendment to disclose your company's principal executive and principal financial officers conclusion regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch Chief at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing